SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 28, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q25 Earnings Release MAY 28 TH, 2025

BANCO MACRO 1Q25 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 4Q24 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 1Q25 EARNINGS RELEASE 3 Banco Macro Announces Results for the First Quarter of 2025 Buenos Aires, Argentina, May 28, 2025 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2025 (“1Q25”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2024 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2025.

BANCO MACRO 1Q25 EARNINGS RELEASE 4 NET INCOME Ps. 45.7 billion 1Q25 OPERATING INCOME Ps. 347.8 billion 1Q25 RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS 3.8% 1.2% ROAE 1Q25 ROAA 1Q25 BANCO MACRO’S TOTAL FINANCING Ps. 7.7 trillion +22% 1Q25 HIGHER THAN 4Q24 BANCO MACRO’S TOTAL DEPOSITS Ps. 9.6 trillion +5% 1Q25 HIGHER THAN 4Q24

BANCO MACRO 1Q25 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 1Q25 82% Ps. 8.8 trillion OF TOTAL LIABILITIES +4% HIGHER THAN 4Q24 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 3.2 trillion 34.3% 319% EXCESS IN 1Q25 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 33.6% 68% IN 1Q25 IN 1Q25 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 1.44% 163.34% IN 1Q25 IN 1Q25 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.23 million 205,816 IN 1Q25 IN 1Q25

BANCO MACRO 1Q25 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.45.7 billion in 1Q25. This result was 59% or Ps.65.3 billion lower than the result posted in 4Q24. In 1Q25, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 3.8% and 1.2%, respectively. • In 1Q25, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.801 billion, 9% or Ps.82.6 billion lower than in 4Q24 and 68% or Ps.1.7 trillion lower than the same period of last year. • In 1Q24, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.347.8 billion, 11% or Ps.43 billion lower than in 4Q24 and 82% or Ps.1.6 trillion lower than the same period of last year. • In 1Q25, BANCO MACRO’S TOTAL FINANCING increased 22% or Ps.1.4 trillion quarter over quarter (“QoQ”) totaling Ps.7.7 trillion and increased 97% or Ps.3.8 trillion year over year (“YoY”). In 1Q25 both peso an USD financing increased 21% and 22% respectively. • In 1Q25, BANCO MACRO’S TOTAL DEPOSITS increased 5% or Ps.485.4 billion QoQ and increased 23% or Ps.1.8 trillion YoY, totaling Ps.9.6 trillion and representing 82% of the Bank’s total liabilities. Private sector deposits increased 4% or Ps.349.6 billion QoQ. In1Q25, Peso deposits increased 15% while USD deposits decreased, 17%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.3.2 trillion, 34.3% Capital Adequacy Ratio – Basel III and 33.6% Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 68% of its total deposits in 1Q25. • In 1Q25, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.44% and the COVERAGE RATIO reached 163.34%. • As of 1Q25, through its 505 branches and 8,903 employees Banco Macro serves 6.23 million retail customers (2.6 million digital customers) across 23 of the 24 Provinces in Argentina and over 205,816 corporate customers.

BANCO MACRO 1Q25 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2024 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 1Q25 EARNINGS RELEASE 8 Results .03 1Q25 Earnings Release Conference Call Thursday, May 29, 2025 Time: 11:00 a.m. Eastern Time 12:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 1Q25 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 1Q25 EARNINGS RELEASE 9 Earnings per outstanding share were Ps.70.14 in 1Q25, 60% lower than in 4Q24 and 90% lower than the result posted a year ago. Banco Macro’s 1Q25 net income of Ps.45.7 billion was 59% or Ps.65.3 billion lower than the previous quarter. This result was mainly due to lower net income from financial assets and liabilities at fair value through profit or loss and the bigger loss related to the result from the net monetary position (higher inflation in the quarter) which was partially offset by higher other operating income, and lower employee benefits and administrative expenses. This result represented an annualized ROAE and ROAA of 3.8% and 1.2% respectively. Total comprehensive income for the quarter totaled Ps.43.5 billion, 65% lower than the result posted in the previous quarter. Net operating income (before G&A and personnel expenses) was Ps.801 billion in 1Q25, 9% or Ps.82.6 billion lower compared to 4Q24 due to lower income from interest on government securities. On a yearly basis, Net Operating Income (before G&A and personnel expenses) decreased 68% or Ps.1.7 trillion. In 1Q25, Provision for loan losses totaled Ps.66 billion, 62% or Ps.25.3 billion higher than in 4Q24, given the loan growth experienced in the quarter. On a yearly basis provision for loan losses increased 124% or Ps.36.6 billion. Operating income (after G&A and personnel expenses) was Ps.347.8 billion in 1Q25, 11% or Ps.43 billion lower than in 4Q24 and 82% or Ps.1.6 trillion lower than a year ago. It is important to emphasize that this result was obtained with a leverage of only 3.6x assets to equity ratio.

BANCO MACRO 1Q25 EARNINGS RELEASE 10 The Bank’s 1Q25 net interest income totaled Ps.579.2 billion, Ps.1 billion higher than in 4Q24 and 122% or Ps.318 billion higher YoY. This result is due to a 8% decrease in interest expense and an 3% decrease in interest income and (a 21% decrease in income from interest from government securities stands out). In 1Q25 interest income totaled Ps.866.7 billion, 3% or Ps.22.6 billion lower than in 4Q24 and 22% or Ps.247.8 billion lower than in 1Q24. Income from interest on loans and other financing totaled Ps.592.3 billion, 9% or Ps.49.6 billion higher compared with the previous quarter mainly due to an 18% increase in the average volume of private sector loans which was partially offset by a 200 basis points decease in the average lending rate. On a yearly basis Income from interest on loans decreased 18% or Ps.132.2 billion. In 1Q25, income from government and private securities decreased 21% or Ps.71.5 billion QoQ (mainly Bonos del Tesoro Nacional in pesos BONTE, and inflation adjusted bonds BONCER) and increased 83% or Ps.123 billion compared with the same period of last year. This result is explained 93% by income from government and private securities at amortized

BANCO MACRO 1Q25 EARNINGS RELEASE 11 cost and the remaining 7% is explained by income from government securities valued at fair value through other comprehensive income. In 1Q25, income from Repos totaled Ps.864 million, 79% or Ps.382 million higher than the previous quarter and 100% or Ps.236 billion lower than a year ago. It is worth noting that as of July 22, 2024 the Central Bank decided to terminate Repos and replaced them with LEFIs (issued by the Treasury) In 1Q25 FX income totaled a Ps.6.4 billion gain, 95% or Ps.118.7 billion lower than a year ago. In the quarter the Argentine peso depreciated 4% against the USD as the Central Bank of Argentina lowered the crawling peg from 2% per month to 1% per month effective as of February 2025.

BANCO MACRO 1Q25 EARNINGS RELEASE 12 The Bank’s 1Q25 interest expense totaled Ps.287.6 billion, decreasing 8% or Ps.23.5 billion compared to the previous quarter and 66% (Ps.565.8 billion) lower compared to 1Q24. In 1Q25, interest on deposits represented 95% of the Bank’s total interest expense, decreasing 8% or Ps.22.3 billion QoQ, due to a 274 basis points decrease in the average rate paid on deposits while the average volume of private sector deposits increased 15%. On a yearly basis, interest on deposits decreased 67% or Ps.547.9billion.

BANCO MACRO 1Q25 EARNINGS RELEASE 13 In 1Q25, the Bank’s net interest margin (including FX) was 23.2%, lower than the 24.7% posted in 4Q24 and the 26.1% posted in 1Q24.

BANCO MACRO 1Q25 EARNINGS RELEASE 14 In 1Q25 Banco Macro’s net fee income totaled Ps.146.5 billion, Ps.17 million higher than in 4Q24 and was 27% or Ps.31 billion higher than the same period of last year. In the quarter, fee income totaled Ps.169.8 billion, 1% or Ps.943 million lower than in 4Q24. In the quarter ATM transaction fees decreased 18% or Ps.1.9 billion and credit card fees decreased 2% or Ps.635 million which were partially offset by a 3% or Ps.1.7 billion increase in fees charged on deposit accounts. On a yearly basis, fee income increased 29% or Ps.38.5 billion. In the quarter, total fee expense decreased 4% or Ps.960 million. On a yearly basis, fee expenses increased 48% or Ps.7.5 billion.

BANCO MACRO 1Q25 EARNINGS RELEASE 15 In 1Q25 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.66.4 billion gain, decreasing 55% or Ps.80 billion compared to 4Q24. This result is mainly due lower income from Government Securities. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 97% or Ps.1.9 trillion. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 55%.

BANCO MACRO 1Q25 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.68.5 billion, 29% or Ps.15.5 billion higher than in 4Q24 due to higher other service related fees (+29% or Ps.6.2 billion) and higher income from credit and debit cards (+35% or Ps.4 billion). On a yearly basis, Other Operating Income decreased 2% or Ps.1.4 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	1Q24	2Q24	3Q24	4Q24	1Q25	QoQ	YoY
Credit and debit cards	5,920	7,172	9,886	11,335	15,322	35%	159%
Lease of safe deposit boxes	4,063	4,699	5,110	4,938	4,221	-15%	4%
Other service related fees	20,023	20,769	27,286	21,746	27,995	29%	40%
Other adjustments and interest from other receivables	22,330	10,120	7,974	8,612	8,149	-5%	-64%
Initial recognition of loans	8,049	-2,362	-5,688	-	5,590	-	-
Sale of property, plant and equipment	2	59	-36	-	-	-	-100%
Others	9,454	16,265	8,256	6,323	7,211	14%	-24%
Other Operating Income	**69,841**	**56,722**	**52,788**	**52,954**	**68,488**	**29%**	**-2%**

In 1Q25 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.257 billion, 10% or Ps.27.3 billion lower than the previous quarter, due to lower employee benefits (-9%) and lower (-11%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits decreased 19% or Ps.58.5 billion.

Employee benefits decreased 9% or Ps.16.4 billion QoQ, remunerations decreased 6% or Ps.7.7 billion while compensation and bonuses decreased 18% or Ps.4.6 billion. On a yearly basis, Employee benefits decreased 18% or Ps.37.6 billion.

In 1Q25, **administrative expenses** decreased 11% or Ps.10.9 billion, due to lower (71% or Ps.5.7 billion) Directors and statutory auditors fees and lower Other administrative expenses (27% or Ps.8 billion) On a yearly basis administrative expenses decreased 19% or Ps.20.9 billion.

In 1Q25, **the efficiency ratio** reached 38.2%, improving from the 39.4% posted in 4Q24 and deteriorating form the 14.7% posted a year ago. In 1Q25 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 10%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 7% compared to 4Q24.

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BANCO MACRO 1Q25 EARNINGS RELEASE 17 In 1Q25, Other Operating Expenses totaled Ps.159.2 billion, decreasing 5% or Ps.8.7 billion QoQ. On a yearly basis, Other Operating Expenses decreased 27% or Ps.59.2 billion.

BANCO MACRO 1Q25 EARNINGS RELEASE 18 In 1Q25, the result from the net monetary position totaled a Ps.267.1 billion loss, 11% or Ps.27.1 billion higher than the loss posted in 4Q24 and 81% or Ps.1.1 trillion lower than the loss posted one year ago. Higher inflation was observed during the quarter (54 b.p. above 4Q24 level, up to 8.6% from 8% in 4Q24). In 1Q25, Banco Macro's effective income tax rate was 43%, higher than the one registered in 4Q24. For more information, please see note 21 “Income Tax” of our Financial Statements.

BANCO MACRO 1Q25 EARNINGS RELEASE 19 Financial Assets .04 Loans and other financing The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.7.7 trillion, increasing 22% or Ps.1.4 trillion QoQ and increasing 97% or Ps.3.8 trillion YoY. In 1Q25 Private sector loans increased 22% or Ps.1.3 trillion. On a yearly basis Private sector loans increased 94% or Ps.3.6 trillion. Within commercial loans, Overdrafts and Others stand out with a 107% or Ps.628.7 billion increase and a 16% or Ps.188.4 billion increase, respectively. Within consumer lending, almost all product lines increased during 1Q25, personal loans and credit card loans stand out with a 28% or Ps.354.1 billion and a 4% or Ps.65.2 billion increase respectively. Within private sector financing, peso financing increased 21% or Ps.1 trillion, while US dollar financing increased 22% or USD 262 million. As of 1Q25, Banco Macro’s market share over private sector loans was 9.5%.

BANCO MACRO 1Q25 EARNINGS RELEASE 20 Public Sector Assets .05 In 1Q25, the Bank’s public sector assets to total assets ratio was 26.7%, lower than the 27.4% registered in the previous quarter, and lower than the 47.7% posted in 1Q24. In 1Q25, a 85% or Ps.568.9 billion decrease in CER adjusted Government securities at fair value through P&L stands out.

BANCO MACRO 1Q25 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.9.6 trillion in 1Q25, increasing 5% or Ps.485.4 billion QoQ and increasing 23% or Ps.1.8 trillion YoY and representing 82% of the Bank’s total liabilities. On a quarterly basis private sector deposits increased 4% or Ps.349.6 billion while public sector deposits increased 20% or Ps.136.6 billion. Within private sector deposits, demand deposits decreased 22% or Ps.1.2 trillion, while time deposits increased 83% or Ps.1.8 trillion QoQ. Within private sector deposits, peso deposits increased 15% or Ps.899.5 billion, while US dollar deposits decreased 17% or USD 497 million. As of 1Q25, Banco Macro’s market share over private sector deposits was 7.8%. Banco Macro’s transactional deposits represent approximately 48% of its total deposit base as of 4Q24. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO 1Q25 EARNINGS RELEASE 22 Other sources of funds In 1Q25, the total amount of other sources of funds increased 1% or Ps.31.2 billion compared to 4Q24 mainly due to a 1% or Ps.42.6 billion increase in Shareholders’ equity generated by the positive net income registered during the period while Subordinated Corporate bonds decreased 3% or Ps.12.1 billion. On a yearly basis, other sources of funds decreased 16% or Ps.973 billion.

BANCO MACRO 1Q25 EARNINGS RELEASE

Liquid Assets .07

In 1Q25, **the Bank's liquid assets** amounted to Ps.6.5 trillion, showing a 10% or Ps.714.5 billion decrease QoQ, and a 33% or Ps.3.2 trillion decrease on a yearly basis. In 1Q25 Cash decreased 27% or Ps.774 biillion while Other government and private securities decreased 2% or Ps.65.7 billion which were partially offset by a 552% or Ps.57.8 billion increase in Call and a Ps.76.9 billion increase in Repo transactions.

In 1Q25 Cash decreased 27% or Ps.774 billion while **Other government and private securities** decreased 2% or Ps.65.7 billion.

In 1Q25, Banco Macro's liquid assets to **total deposits ratio** reached 68%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	1Q24	2Q24	3Q24	4Q24	1Q25	QoQ	YoY
Cash	1,792,371	2,148,171	4,067,708	2,921,202	2,146,800	-27%	20%
Guarantees for compensating chambers	155,332	139,266	148,083	150,472	141,385	-6%	-9%
Call	-13,194.00	5,787.00	16,420	10,479	68,293	552%	-
Net Repos	432,680	0	1	-20,581	56,268	-	-100%
Other government & private securities	7,378,843	6,405,129	4,387,269	4,187,501	4,121,820	-2%	-44%
Total	**9,746,032**	**8,698,353**	**8,619,481**	**7,249,073**	**6,534,566**	**-10%**	**-33%**
Liquid assets to total deposits	**124%**	**98%**	**91%**	**79%**	**68%**		

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BANCO MACRO 1Q25 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 1Q25 with an integrated capital (RPC) of Ps.4.2 trillion over a total capital requirement of Ps.999 billion. Banco Macro’s excess capital in 1Q25 was 319% or Ps.3.2 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 34.3% in 1Q25; TIER1 Ratio stood at 33.6%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 1Q25 EARNINGS RELEASE 25 Asset Quality .09 In 1Q25, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.44%, up from 1.28% in 4Q24, and from the 1.14% posted in 1Q24. Consumer portfolio non-performing loans deteriorated 37b.p. (up to 1.81% from 1.44% in 4Q24) while Commercial portfolio non-performing loans improved 22 b.p. in 1Q25 (down to 0.66% from 0.88%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 163.34% in 1Q25. Write-offs over total loans totaled 0.07%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2024 20-F)

BANCO MACRO 1Q25 EARNINGS RELEASE 26 1Q25 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2025

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BANCO MACRO 1Q25 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Interest Payment Series A Subordinated Notes On May 4th, 2025 the Bank paid semiannual interest on Series A subordinated notes in the amount of USD 13,286,000 · Interest Payment Series 32 UVA adjusted Notes On May 19 th, 2025 the Bank paid quarterly interest on Class 32 UVA denominated notesin the amount of Ps. 117,840,032.48 ·Shareholders’ Meeting On April 4th the Shareholders’ Meeting resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 300,000,000,000 (amount expressed in constant currency as of 31 December 2024), which expressed in constant currency as of 28 February 2025 amounts to AR$ 313,997,329,740 and represents AR$ 491.0709187697 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019. Pursuant to the provisions of Communication “A” 8214, financial entities shall be able to distribute profits in 10 monthly equal and consecutive instalments as of June 30th 2025. The amount of each dividend instalment shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above mentioned instalments is made available according to the payment schedule duly fixed by the Board. Please be advised that for all references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC). Accordingly, pursuant to the provisions of Communique “A” 7984 mentioned above, Banco Macro S.A.

BANCO MACRO 1Q25 EARNINGS RELEASE 30 shall request the BCRA authorization for the distribution of the dividends approved by the Shareholders’ Meeting first above mentioned. ·New CEO. Mr. Juan Parma appointed as Banco Macro’s new CEO On March 31st 2025 the Board of Directors, at its meeting held on the date designated Mr. Juan Martín Parma as General Manager to hold office as of next April 1st, under the terms of section 270 of the Argentine General Business Company Law. Mr. Parma graduated from Universidad Nacional de La Plata with a Business Administration degree and holds an MBA from CEMA University, and has attended several international leadership programs in Singapore, France and the United States of America. Mr. Parma has built a strong and solid career in the international financial sector with more than 28 years of experience in top management positions at institutions established in different countries worldwide.

BANCO MACRO 1Q25 EARNINGS RELEASE 31 Regulatory Changes .12 · Fx. Controls On April 14th 2025 through Communication “A” 8226 the Central Bank of Argentina decided to relax some Fx Controls. The Central Bank introduced modifications to the foreign exchange market access controls Among other issues, the USD 200 limit for individuals to access the MLC (Single Free Exchange Market) is eliminated, and all restrictions related to government assistance received during the pandemic, subsidies, public employment, and others are removed. The cross-restriction to operate in the MLC and MEP/CCL and the limitations on their settlement (prohibition of doing so in banknotes or deposit in custody or third-party accounts), as well as the affidavit referring to 90 days (previous and subsequent), and the cross-restriction for collecting payments for service exports and operating MEP/CCL are also eliminated Regarding payment of new imports, it is established that: For imports of all types of goods officially registered as of 04/14/25, the payment term will be 0 calendar days from the date of customs entry registration. Imports of goods by *SMEs may be paid from the dispatch from the port of origin. Regarding imports of capital goods, they may be paid with a 30% advance, 50% upon dispatch from the port of origin, and 20% upon customs entry registration. Furthermore, it is established that entities may grant their clients access to the foreign exchange market to transfer foreign currency abroad for profits and dividends to non-resident shareholders within the framework established in Foreign Exchange Regulations when these correspond to distributable profits obtained from earnings realized in regular and audited annual financial statements for fiscal years starting on or after January 2025 On April 21st, 2025 through Communication “A” 8230 the Central Bank of Argentina eliminated the prior approval requirement for non-resident investors to access the foreign exchange market in the following cases: (i) Payments of financial debt: With related parties, with an average life of the debt greater than or equal to 180 days, and funds entered and settled as of April 21st , 2025 (ii) Repatriation of investments by non-residents in non-controlling companies of local financial entities, provided that the contribution has been entered and settled since April 21st 2025, and the repatriation occurs at least 180 days after the settlement of the contribution. (iii) Repatriation of portfolio investments by non-residents, provided that the investment was made with funds settled as of April 21st , 2025, and 180 days have passed since the settlement of the funds.

BANCO MACRO 1Q25 EARNINGS RELEASE 32 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 1Q25 EARNINGS RELEASE 36 1Q25 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 28, 2025	MACRO BANK INC.

	By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer